April 3, 2009

Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549
Mail Stop 6010

Attention:  John Hartz, Senior Assistant Chief Accountant

RE:	Casella Waste Systems, Inc.
Form 10-K for the fiscal year ended April 30, 2008
Forms 10-Q for the periods ended July 31, 2008, October 31, 2008 and January 31, 2009
Schedule 14A filed August 28, 2008
File No. 0-23211

Ladies and Gentlemen:

This letter is submitted in response to the comments contained in a letter dated March 20, 2009 from John Hartz, Senior Assistant Chief Accountant, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. John S. Quinn, Senior Vice President & Chief Financial Officer, Treasurer of Casella Waste Systems, Inc. concerning the above referenced Form 10-K, Forms 10-Q and Schedule 14A (the “Comment Letter”).  The responses are keyed to the numbering of the comments in the Comment Letter and to the headings used in the Comment Letter.

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2009

Note 6 – Environmental Liabilities, page 12

Comment:

1.               You have recorded a substantial charge related to remediation at a scrap yard and transfer station.  The charge, which will result in future cash outlays, exceeds your pre-tax income for the nine month period and is over half of your free cash flows for the period.  With a view towards enhanced disclosures in future filings and in order for us to better understand this charge, please provide us with more information about it.  In particular:

•                  Tell us the expected total undiscounted amount you expect to pay.

Response:

Based on implementing the “preferred remedies” presented in the draft Remedial Investigation and Feasibility Study Report (the draft “RI/FS Report”), which is under review for approval by the New York State Department of Environmental Conservation (“NYSDEC”), total cost estimates for the remediation, in today’s dollars, unadjusted for inflation, are expected to be approximately $10.2 million. (“Preferred remedies” is a term used in the draft RI/FS Report to refer to the report’s recommended treatment of contamination.)  Assuming an allocation equivalent to that set forth in the Cost Sharing Agreement (as defined below), the Company expects to be responsible for approximately 30% of these costs.  Although the Cost Sharing Agreement does not apply to the remediation costs described in the draft RI/FS Report and the parties have not yet reached an agreement as to the allocation of such costs, the Company believes that the parties to the existing Cost Sharing Agreement will agree to a comparable allocation for purposes of the remediation costs.  As a matter of law, the Company and the other potentially responsible parties are jointly and severally liable for all remediation costs.  Based on the foregoing, the Company’s future estimated share is approximately $3.1 million.

•                  Tell us the discount rate you have used, and the basis for it.

•                  Tell us whether the discount rate is consistent with the guidance pursuant to Interpretive Response to Question 1 of Staff Accounting Bulletin Topic 5:Y.  If not please explain.

Response:

The Company discounted the environmental remediation obligation using a discount rate of 8.8%.  The Company concluded that this rate was consistent with the guidance set forth in Staff Accounting Bulletin 5:Y (SAB 92), SAB 103, SOP 96-1 and Financial Accounting Concepts No. 7.  The Company believes that the discount rate used approximates a market discount rate which is similar to the rate used to settle the Company’s future obligations for landfill closure and post-closure, since the nature, extent and timing of these cash flows are similar to those of the environmental liability recorded.

•                  Tell us the expected payments for each of the five succeeding years and the aggregate amount thereafter.

Response:

In future filings the Company will provide the following disclosure (amounts are based on the draft RI/FS Report):

The payments the Company expects to make for each of the five succeeding years and the aggregate amount thereafter are as follows (in thousands):

Fiscal 2010	$194
Fiscal 2011	1,846
Fiscal 2012	480
Fiscal 2013	18
Fiscal 2014	28
Thereafter	500
Total	$3,066

•                  Provide a reconciliation of the expected aggregate undiscounted amount to amounts recognized in the statements of financial position.

Response:

In future filings the Company will provide the following disclosure:

A reconciliation of the expected aggregate undiscounted amount to the amount recognized in the statements of financial position is as follows (in thousands):

Undiscounted Liability	$3,066
Less Discount @ 8.8%	(581)
Liability Balance - January 31, 2009	$2,485

•                  Tell us why there is a need for remediation.  Explain what you mean by “certain work.”  Describe in reasonable detail the nature of this contingency.

Response:

The “Site” (145-147 Maple Ave., Potsdam, NY) was contaminated with, among other items, PCB-containing oils.  (See response to next question for a more complete description).  NYSDEC has listed the Site as a Class 2a “Inactive Hazardous Waste Disposal Site” and is requiring the Site to be investigated and potentially remediated due to the presence of the contamination.

“Certain work” refers to the 2000 Order (described below), which requires the Respondents to the 2000 Order to investigate the contamination at the Site and prepare the RI/FS Report.  The purpose of the RI/FS Report is to determine what, if any, remedial action the Respondents would propose regarding the contamination which had been identified at the Site.  The Order itself does not specify or require any particular remedial action.

In complying with the 2000 Order, the consultant for the Respondents prepared a draft RI/FS Report which proposes a range of alternatives.  The alternatives identified in the draft RI/FS Report ranged from a “no action” alternative, to a remedy involving removal of all potentially contaminated materials.  The Study also identifies the “preferred remedy”, which contemplates leaving certain materials in situ, consolidating others on-site, and removing certain materials.  This preferred remedy formed the basis for the amounts recognized in the financial statements.  No decision has yet been made by NYSDEC as to the appropriate remedy.

•                  Provide us with a comprehensive background and history of the issue since inception.

Response:

The Site has been operated as a metal recycling facility and scrap yard since approximately 1957 by Waste-Stream, Inc. and its individual and corporate predecessors.  In October 1998, through an Agreement and Plan of Merger and Reorganization (“Acquisition Agreement”), Casella Waste Systems, Inc. acquired Waste-Stream, Inc.

Prior to the mid-1960s, operations were primarily conducted within the southern portion of the Site.  During the period between the mid-1960s and mid-1970s, facility operations shifted toward the north (extending just north of the former solid waste transfer station).  Site activities conducted during this period reportedly included tin press operations, metal shearing, car crushing, and scrap metal processing.  During this period, the facility reportedly processed scrap electrical transformers that contained PCB-containing dielectric fluids (mineral oil).  The transformers were reportedly drained for subsequent recycling/wire recovery.  The transformer recycling/wire recovery activities were conducted in an area north of the existing tin press operation.  During the period between the mid-1960s and mid-1970s, the facility also reportedly processed scrap manufacturing equipment that had fluid reservoirs with PCB-containing oils.

As discussed below, in 1990 General Motors, Waste Stream Management, Inc. (predecessor in interest to Waste-Stream, Inc.) and Mineral Processing Company entered into a consent order with NYSDEC to investigate and/or remediate the Site (listed in the 1990 Order as 145 Maple Ave.).  According to the 1990 Consent Order, a NYSDEC investigation revealed that General Motors scrap equipment containing PCBs had in 1985 been sold to the Mineral Processing Company, which equipment in turn was purchased by WSMI and ended up at the Site.  Laboratory results of samples taken of the equipment showed levels of PCBs exceeding 50 ppm.

•                  Describe the major points of the original Order on Consent from the DEC.

Response:

There have been two Consent Orders with the New York State Department of Environmental Conservation regarding this site:

Consent Order, 1990:  General Motors, Waste Stream Management, Inc. (predecessor in interest to Waste-Stream, Inc.) and Mineral Processing Company entered into a consent order with NYSDEC in 1990 to investigate and/or remediate the Site (listed in the 1990 Order as 145 Maple Ave.).  Pursuant to this Order, certain areas of the Site were remediated by General Motors and Waste Stream Management, Inc.  The 1990 Consent Order and subsequent cleanup were undertaken prior to Casella’s purchase of Waste-Stream, Inc.

Consent Order, 2000:  In December 2000, General Motors Corporation, Niagara Mohawk Power Corporation, and Waste-Stream, Inc. (“Respondents”) entered into a Consent Order with the NYSDEC requiring development and implementation of a focused remedial investigation/feasibility study (“RI/FS”) for the Site.  All responsibilities under the 2000 Order are joint and several.

•                  Explain the nature of the work required in that order.

Response:

See above response.

•                  Explain the nature of the interim remedial measures, and their actual timing.

Response:

No interim remedial measures have been required or undertaken at the Site during the Company’s ownership.

•                  Quantify the interim remedial costs and tell us how you accounted for such amounts.

Response:

No interim remedial measures have been required or undertaken at the Site during the Company’s ownership.

•                  Tell us about the likelihood of other parties’ ability to pay.  Explain any uncertainties.

Response:

The Company’s share of the environmental liability recorded as of January 31, 2009 reflects an assessment that other potentially responsible parties will be able to contribute their share of the costs of remediation.  The Company disclosed that General Motors was among the potential responsible parties; we are aware, based on public news reports, that since the time of our assessment the financial condition of General Motors has deteriorated.  The Company will periodically assess the likelihood that all of the other responsible parties are able to contribute to the costs of remediation considering, among other factors, the financial condition of the parties, and will adjust the amount of the Company’s share of the environmental liability if necessary.

•                  Tell us about the cost sharing arrangements with the other parties.

Response:

Several months prior to executing the 2000 Consent Order, in January and February 2000, Waste-Stream, General Motors, Niagara Mohawk, Reynolds Metals Company and Alcoa Inc. entered into a Cost-Sharing Agreement (anticipating issuance of the 2000 Consent Order) to raise $250,000 to conduct the RI/FS and prepare the RI/FS Report.  In September 2002 an addendum to the Cost-Sharing Agreement was executed providing for the signatories to provide an additional $135,000.  Waste-Stream, General Motors and Niagara Mohawk are “Respondents” and all five parties (including Reynolds and Alcoa) are “Parties”.  The allocations in the 2000 Cost-Sharing Agreement are as follows:

Waste-Stream	29.3%
GM	29.3%
Niagara Mohawk	29.3%
Alcoa	8.0%
Reynolds	4.0%

The allocations in the 2002 Addendum are as follows:

Waste-Stream	29.6%
GM	29.6%
Niagara Mohawk	29.6%
Alcoa	5.6%
Reynolds	5.6%

The Cost-Sharing Agreement specifies that the allocations are not meant to equate to an allocation of liability for remediation; only to the above-described payments.  Also, as Reynolds has been purchased by Alcoa, the number of parties has been reduced to four and any subsequent cost-sharing arrangement will need to take that into account.

•                  On an undiscounted basis describe the components of the charge. What are you functionally paying for?

Response:

Based on the “preferred remedy” identified by the draft RI/FS Report, the components of the estimated charge in today’s dollars, adjusted for inflation, include the following (in thousands):

Soil Remediation	$1,228
Groundwater Remediation	260
Sediment Removal	1,578
Total	$3,066

•                  Tell us when you engaged the consulting firm.

Response:

Arcadis’ predecessor, Blasland Bouck & Lee (“BBL”), was engaged in 2000 by the Respondents to the 2000 Consent Order.

•                  Provide us with a timeline of the progress of the Study and its substance.

Response:

In September 2000, a Remedial Investigation/Feasibility Study Work Plan (Revision 1.0) was prepared by InteGreyted Consultants, LLC.  BBL/Arcadis (for purposes of this response, “Arcadis”), who replaced InteGreyted, prepared two intermediary reports after beginning work on the RI/FS Report:  a Focused Remedial Investigation Report in 2003, a Supplemental Remedial Investigation Report in 2006, and a “scoping” document to NYSDEC in 2007.

Since 2000, Arcadis has been engaged in a multi-step process in the development of the draft RI/FS Report, beginning with an examination of potential remedial technologies and development of remedial alternatives in order to reduce the number of potential remedial options.  Following preliminary and secondary screening, and the development of the remedial alternatives for soil sediment and groundwater, a detailed description of each remedial alternative was prepared and evaluated with respect to the criteria presented in NYSDEC guidance.  Following completion of the detailed evaluation of each remedial alternative, a comparative analysis was completed in order to identify the potential effectiveness of each alternative.  The results of the comparative analysis were used as a basis for recommending preferred media-specific remedial alternatives for the Site.

•                  Explain to us the range of remediation options and how they relate to the: (1) original Draft of the study, and (2) the study submitted to the DEC, if different.  Please provide the alternative plan descriptions and quantified information for each.

Response:

Alternatives examined in the draft RI/FS Report range from a “no action alternative” at no cost to an alternative contemplating removal of all potentially impacted materials estimated at a total cost of

$26.8 million in today’s dollars (approximately $8.0 million for a 30% share of costs).  The draft RI/FS Report’s “preferred alternative” encompasses an integrated approach to all impacted on- and off-site media.  The preferred alternative contemplates removal of the more-impacted soils and sediment, and on-site consolidation of less-impacted soils and sediment.

The January 2009 draft RI/FS Report refined the October 2008 draft RI/FS Report by improving the integration of the proposed remediation activities, and expanding the scope of areas which would be subject to on-site consolidation and capping (as opposed to soil removal).  In addition, the January 2009 draft RI/FS Report was revised by Arcadis to reflect the more recent market prices for unit costs used in the draft RI/FS Report.

FORM 8-K FILED ON MARCH 4, 2009

Exhibit 99.1

Comment:

2.               We note that you are excluding your environmental remediation charge and development project charge from EBITDA.  Question 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dates June 13, 2003 clearly states that EBITDA is defined as “earnings before interest, taxes, depreciation and amortization.”  To the extent EBITDA is not computed as commonly defined, please revise the title you use appropriately in future filings.

Response:

In future filings if EBITDA is not computed as commonly defined, we will revise the title EBITDA as appropriate.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON AUGUST 28, 2008

Compensation discussion and Analysis, page 16

Comment:

3.               We note your “supplemental response” to prior comment #14.  It is not clear how competitors and potential acquisition candidates would extract information from the target average return on net assets to predict the company’s willingness to offer a given purchase price for potential acquisitions or bids for new business.  In connection with future filings, please provide us with a more detailed analysis that specifically demonstrates the nexus between disclosure and the potential for competitive damage to results.  Please also explain why the competitive harm would be likely to occur and what would make the harm substantial.

Response:

In future filings we will comply with your request, as appropriate.

In connection with this response to the Comment Letter, the Company acknowledges to you that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (802) 772-2241.

Sincerely,

/s/ John S. Quinn
John S. Quinn
Senior Vice President &
Chief Financial Officer, Treasurer